Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES PROPOSED PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES

Singapore, 2 December 2019 – ASLAN Pharmaceuticals (Nasdaq: ASLN, TPEx:6497), a clinical-stage oncology and immunology focused biopharma company, today announced that it has commenced an underwritten public offering of its American Depositary Shares (“ADSs”) representing ordinary shares. In addition, ASLAN expects to grant the underwriter an option, exercisable at any time through and until one day before the potential closing date of this offering, to purchase up to an additional 15% of the ADSs being offered on the same terms and conditions. All ADSs to be sold in the offering will be offered by ASLAN. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed or as to the actual size or terms of the offering.

ASLAN intends to use the net proceeds from the offering, together with its existing cash and cash equivalents, to fund the clinical development of ASLAN004 and ASLAN003 and for general corporate purposes.

H.C. Wainwright & Co. is acting as sole book-running manager for the offering.

The securities described above are being offered by ASLAN pursuant to a shelf registration statement on Form F-3, including a base prospectus, that was previously filed by ASLAN with the Securities and Exchange Commission (the “SEC”) and that was declared effective on November 8, 2019. A preliminary prospectus supplement and accompanying prospectus relating to the offering will be filed with the SEC and will be available for free on the SEC’s website located at http://www.sec.gov. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents we have filed with the SEC for more complete information about us and this offering. An electronic copy of the preliminary prospectus supplement and the accompanying prospectus relating to the offering, when available, may be obtained from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by calling (646) 975-6996 or emailing placements@hcwco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage oncology and immunology focused biopharma company targeting diseases that are either more prevalent in Asia, where the availability of suitable patients is greater or there are fewer competing studies. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has a clinical portfolio comprised of one monoclonal antibody therapy targeting inflammatory disease and two small molecule inhibitors targeting oncology. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

Forward Looking Statements

This press release contains forward-looking statements regarding ASLAN’s current expectations. These forward-

looking statements include, without limitation, references to ASLAN’s expectations regarding the anticipated final terms, timing and completion of the proposed offering, and the risk that the proposed public offering will not be consummated. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, market conditions, risks and uncertainties related to completion of the public offering and the satisfaction of customary closing conditions related to the public offering. These and other risks and uncertainties, which include, without limitation the risk factors described in ASLAN’s SEC filings and reports, including ASLAN’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 29, 2019 and other filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and ASLAN undertakes no duty to update such information except as required under applicable law.

Media contact

Emma Thompson

Spurwing Communications

Tel: +65 6571 2021

Email: ASLAN@spurwingcomms.com